SEWARD & KISSEL LLP
One Battery Park Plaza
New York, New York 10004

Telephone:  (212) 574-1200
Facsimile:  (212) 480-8421

December 28, 2012

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Broadmark Funds - Broadmark Tactical Plus Fund
File Nos. 333-185002 and 811-22769

Dear Mr. Minore:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the initial registration statement on Form N-1A (the "Registration Statement") of Broadmark Funds (the "Trust") filed with the SEC on November 16, 2012.  The Staff's comments, which were provided to Mr. Paul Miller of this office in a letter dated December 14, 2012, and the Trust's responses to the comments, are set forth below.

Broadmark Tactical Plus Fund (the "Fund")

Prospectus

Fees and Expenses

Comment 1:	Change the "Total Annual Fund Operating Expenses (after expense reimbursements)" line item to "Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement."

Response:	The Fund has revised the line item in response to this comment.

Comment 2:
We note that the Fund may employ short selling and invest in ETFs as principal investment strategies.  Footnote (2) of the Fund's fee table indicates that interest, dividends and acquired fund fees and expenses are excluded from the coverage of the Expense Limitation Agreement.  In your response letter, please confirm that the estimated amount of interest and dividends expenses of short selling and acquired fund fees and expenses for the current fiscal year of the Fund are included in Total Annual Fund Operating expenses After Fee Waiver and/or Expense Reimbursement.

Response:
The Fund seeks to achieve its investment objective by investing in a variety of instruments that provide exposure to U.S. and non-U.S. equity securities. Although the Fund is authorized to invest directly in one or more ETFs and to sell securities short, the Fund's exposure to ETFs will primarily be through investments in options on ETFs, and its short positions will primarily be achieved by selling futures.  Based on its current, anticipated use of ETFs and short selling, the Fund confirms that the estimated amount of interest and dividends expenses and acquired fund fees and expenses for the current fiscal year of the Fund are included in Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement line item.

Comment 3:
We note that ETFs may constitute a principal investment of the Fund's investment portfolio. In your response letter, indicate why the Fund is not required to include an Acquired Fund Fees and Expenses line item in its fee table.

Response:
The Fund estimates that the amount of any fees and expenses incurred indirectly by the Fund as a result of investments in one or more ETFs and/or other investment companies will not exceed 0.01% (one basis point) of the estimated average net assets of the Fund. As a result, the estimated amount of any such fees and expenses has been included under the sub-caption "Other Expenses."

Principal Investment Strategies

Comment 4:
Disclose whether the Fund may invest without limit in the equity securities of foreign issuers, including equity securities of emerging market issuers. Also clarify whether the Fund's fixed-income investment are limited to those of U.S. issuers.

Response:
The Fund has added disclosure to the Prospectus stating that the Fund may invest in equity securities of non-U.S. (foreign) issuers without limitation. The disclosure has also been supplemented to clarify that the Fund may invest in fixed-income securities of U.S. and non-U.S. issuers.

Comment 5:	May the Fund also principally invest in securities issued by REITs, mortgage-backed issuers and/or asset-backed issuers? If so, please add appropriate risk disclosure.

Response:
The Fund does not intend currently to principally invest in securities issued by REITs, mortgage-backed issuers and/or asset-backed issuers.  Accordingly, the Fund has not added risk disclosure relating to these investments to the Principal Risk disclosures.

Comment 6:
Clarify whether the Fund's investments in fixed-income securities will be limited to those of a particular minimum rating or equivalent thereof.  Also, if investing in securities of a particular credit rating is a principal investment strategy of the Fund, then add appropriate risk disclosure, for example, highlighting the limitations of credit ratings, rating agency conflicts of interests, etc.

Response:
The disclosure has been revised to clarify that the Fund may invest in fixed-income securities that are of investment grade quality (those rated in the top four categories by Standard & Poor's Rating Services, Moody's Investor Service or another nationally recognized statistical rating organization). Disclosure regarding the risks associated with using credit rating agencies has also been added. See "ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENTS AND RELATED RISK FACTORS – Debt Securities."

Comment 7:	Please note the considerations discussed in Investment Company Act Release No. 10666 (April 18, 1979) as they pertain to the Fund's proposed investment activities.

Response:
Broadmark Asset Management LLC (the "Adviser"), the investment adviser of the Fund, is familiar with the considerations discussed in Investment Company Act Release No. 10666 (April 18, 1979) ("Release 10666"), which relates to certain securities trading practices – particularly reverse repurchase agreements, firm commitment agreements and standby commitment agreements – and the segregation/asset coverage requirements associated with any issuance of senior securities by a registered investment company. The Adviser intends to comply with such requirements in its management of the Fund. In addition, the Board of Trustees of the Trust has approved an Asset Segregation and Asset Coverage Policies and Procedures for the Trust.

Comment 8:	Identify the maximum percentage of Fund assets that may be invested in derivatives.

Response:
The Fund's principal investment strategies involve the use of options and futures to gain exposure to various equity securities.  As noted above, the Adviser intends to comply with the requirements of Release 10666 in its management of the Fund.  In addition, in accordance with CFTC Regulation 4.5, any use by the Fund of commodity futures, commodity options contracts or swaps will be solely for bona fide hedging purposes or, if not used for hedging purposes, such use will be of a de minimis amount. Specifically, (i) the aggregate initial margin and premiums required to establish such positions will not exceed 5% of the liquidation value of the Fund's portfolio (after taking into account unrealized profits and unrealized losses on any such contracts it has entered into), or (ii) the aggregate net notional value of commodity futures, commodity options contracts, or swaps positions not used solely for bona fide hedging purposes, determined at the time the most recent position was established, will not exceed 100% of the liquidation value of the Fund's portfolio (after taking into account unrealized profits and unrealized losses on any such positions it has entered into).

Comment 9:	Disclose whether the Fund may invest across all industry sectors or, in the alternative, identify the industry sectors in which the Fund may focus its investments.

Response:
The Fund may invest across all industry sectors and does not intend to focus its investments in any one industry sector or group thereof. The Prospectus currently discloses that the Fund's investments "may be made without regard to industry sector." See "ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENTS AND RELATED RISK FACTORS – General."

Comment 10:
Disclose whether the Fund may invest without limit in instruments that provide exposure to non-U.S. equity securities.  In this regard, provide similar disclosure pertaining to the Fund's ability to invest in emerging markets issuers.

Response:
The disclosure has been revised to clarify that the Fund may invest in equity securities of non-U.S. issuers without limitation.  Investments in other instruments providing exposure to non-U.S. equity securities would be limited generally by the limitations discussed above in response to comments 7 and 8.

Comment 11:	Clarify whether the Fund may for speculative purposes make the types of investments described in the second sentence of the third paragraph.

Response:	The current disclosure provides that the Fund may make investments for non-hedging purposes, which includes for speculative purposes. The disclosure has not been revised in response to this comment.

Comment 12:
Will the Fund principally invest in index ETFs, managed ETFs, leveraged ETFs or in any other category of ETFs warranting expanded descriptive and/or risk disclosure?  Please expand the disclosure as applicable.

Response:
The Fund currently intends to gain direct exposure to ETFs by investing in passive, index ETFs. The Fund believes that its current risk factor relating to investing in ETFs generally provides sufficient disclosure regarding the risks of investing in passive, index ETFs.

Comment 13:
In the fourth paragraph, identify the principal "leverage investment techniques," in addition to borrowing for investment purposes, which the Fund may utilize.  Also, highlight in plain English, the meaning and significance of the phrase "a net exposure which can range from 200% net long to 100% net short its portfolio" and clarify the potential impact on the risk profile of the Fund's portfolio.

Response:
The referenced leverage investment techniques relate to the Fund's intended use of futures and options.  Disclosure has been included in the Prospectus to illustrate the meaning and significance of the above referenced phrase.

Comment 14:
Expand the penultimate paragraph to disclose whether when the Fund holds cash or invests to maintain liquidity it may not achieve its investment objective. May the Fund also take temporary defensive positions that are inconsistent with the fund's principal investment strategies in attempting to respond to adverse market and other conditions? If so, also disclose the effect of taking such temporary defensive positions.

Response:
The Fund's principal investment strategies involve holding cash and cash equivalents. A risk factor has been added to disclose that, during certain market conditions, holding a substantial portion of the Fund's assets in cash and cash equivalents may prevent the Fund from achieving its investment objective.

Principal Risks

Comment 15:
In your response letter, confirm whether the Fund's prospectus addresses the concerns regarding derivatives disclosure highlighted in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:	The Fund's Prospectus addresses the concerns raised regarding derivatives disclosure to the extent applicable to the Fund's current intended use of such investments.

Comment 16:	Add a risk factor that addresses the risks of investing in foreign securities generally.

Response:
The Prospectus contains a risk factor addressing the risks of investing in foreign securities generally in the section entitled "ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENTS AND RELATED RISK FACTORS – Foreign (Non-U.S) Securities." This risk factor has been moved to the section of the Prospectus entitled "SUMMARY – Principal Risks" under the heading "Non-U.S. Securities and Emerging Market Securities Risk."

Comment 17:
We note that the Fund may invest in the securities issued by small-capitalization companies.  Please add appropriate risk disclosure.  If, as a subset of this asset category, the Fund may also principally invest in securities issued by micro-capitalization companies, then provide expanded risk disclosure.

Response:
Although the Fund may invest in the securities issued by small-capitalization companies, it is not currently a principal investment strategy of the Fund to do so. The Prospectus includes risk disclosure regarding the Fund's ability to invest in small-capitalization companies. See "ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENTS AND RELATED RISK FACTORS – Small-Cap and Mid-Cap Securities Risk." The Fund will not principally invest in securities issued by micro-capitalization companies.

Exchange-Traded Fund Risk

Comment 18:	Highlight the risk that the ETFs in which the Fund may invest may trade at a discount to their net asset value, and disclose the significance thereof.

Response:	The disclosure has been revised in response to this comment.

New Fund Risk

Comment 19:	Expand the disclosure to state also that the Fund could be liquidated at any time without shareholder approval and at a time that is not favorable for all of the Fund's shareholders.

Response:	The disclosure has been revised in response to this comment.

Performance Information

Comment 20:
Briefly highlight the reasons for the Fund's plans to compare its performance against the S&P 500 Index as well as its peer group included in the Morningstar Long/Short Equity category.  See Instructions (1)(b) and (2)(b) to Item 4(b)(2) of Form N-1A.

Response:
The Fund intends to compare its performance against the S&P 500 Index, an appropriate broad-based securities market index, which is administered by an organization that is not an affiliated person of the Fund, the Adviser or the distributor of the Fund's shares. The index reflects the market for securities and other instruments in which the Fund will invest. The reference to the peer group included in the Morningstar Long/Short Equity category has been removed.

Additional Information About The Fund's Investments And Related Risk Factors

Comment 21:
Clarify whether the disclosure contained in this section is limited to an expansion of the Fund's Item 4 of Form N-1A presentation of its principal investment strategies and the principal risks of investing in the Fund. If this section also describes the Fund's non-principal investment strategies and the non-principal risks of investing in the Fund, then revise the presentation to clearly identify the principal and the non-principal strategies and risks.

Response:
The disclosure has not been revised in response to this comment. The principal investment strategies of the Fund are described in the Summary section of the Prospectus.  A summary of the principal risks of investing in the Fund is also included in the Summary section of the Prospectus.  The section of the Prospectus entitled "ADDITIONAL INFORMATION ABOUT THE FUND'S INVESTMENTS AND RELATED RISK FACTORS" contains additional information about the investment strategies of the Fund, including some expanded disclosure regarding certain principal investment strategies (e.g., more detailed information about the Fund's use of futures, options and swaps) and expanded disclosure regarding the risks associated with such strategies (e.g., more detailed information about the risks associated with the Fund's use of futures, options and swaps).  The section also contains disclosure regarding other investment techniques and related risks, which are not currently principal strategies or risks.

The Adviser's Prior Performance

Comment 22:
In your response letter, provide the name of the Comparable Fund.  Also, indicate whether the Adviser, while acting as the sub-adviser to the Comparable Fund, managed the Comparable Fund's entire portfolio or only a portion thereof.  Does the "Total Returns of Comparable Fund" and related information reflect the entire Comparable Fund's performance or only the portion that the Adviser managed while acting as the Comparable Fund's sub-adviser?  Additionally, provide your analysis of whether the Fund's prospectus presentation of the Advisor's Prior Performance is appropriate and consistent with applicable staff no-action positions relating to the presentation of prior performance.

Response:
The name of the Comparable Fund is Forward Tactical Enhanced Fund. Christopher J. Guptill, the Portfolio Manager of the Fund and the portfolio manager of the Comparable Fund, managed the Comparable Fund's entire portfolio. As such, the "Total Returns of Comparable Fund" and related information reflect the entire Comparable Fund's performance, which is also the portion that the Adviser managed while acting as the Comparable Fund's sub-adviser.  The Fund believes the presentation of the Portfolio Manager's and Adviser's prior performance is consistent with applicable SEC staff no-action positions relating to the presentation of prior performance (see Bramwell Growth Fund (pub. avail. Aug. 7, 1996)).  The Fund has the same investment objective as the Comparable Fund.  The Fund has investment strategies and policies that are substantially similar to the investment strategies and policies of the Comparable Fund during the period in which Mr. Guptill managed the Comparable Fund.  Christopher J. Guptill, the Portfolio Manager of the Fund (and thus the person responsible for the investment management of the Fund), was responsible for the investment management of the Comparable Fund during the period for which performance information is presented for that fund. During Mr. Guptill's tenure as the Comparable Fund's portfolio manager, no other person played a significant part in achieving the Comparable Fund's performance.

Comment 23:
Confirm in your response letter that neither the Adviser nor Mr. Guptill have managed any other private accounts or registered funds with substantially similar objectives, policies and strategies as the Fund.

Response:
Other than the Comparable Fund, for which the Adviser served as sub-adviser and Mr. Guptill served as portfolio manager, neither the Adviser nor Mr. Guptill managed any accounts or other funds with substantially similar objectives, policies and strategies as the Fund.

Comment 24:	In the first sentence of the second paragraph, insert the word "substantially" before the word "similar."

Response:	The disclosure has been revised in response to this comment.

Comment 25:
Provide a bold face caption immediately preceding the "Total Return of Comparable Fund" tabular presentation that "The following is NOT the Fund's performance or indicative of the Fund's future performance."

Response:	The requested bold face caption has been added.

Comment 26:	In your response letter, confirm that all of the information contained in the "Total Returns of Comparable Fund" table were calculated using the standardized SEC method.

Response:	The Fund confirms that the information contained in the "Total Returns of Comparable Fund" was calculated using the standardized SEC method.

Comment 27:	In the last column heading of the "Total Returns of Comparable Fund" table, insert the "Inception" date of December 31, 2010.

Response:	The inception date has been added to the column heading in response to this comment.

Comment 28:	Please update "The Adviser's Prior Performance" presentation to the most recent date practicable.

Response:
The performance presentation currently shows performance through October 31, 2012, which is the most recent practicable date. Mr. Guptill served as the portfolio manager of the Comparable Fund only until October 31, 2012.

Valuation of Shares

Comment 29:	In the fourth bullet of the second paragraph, replace the phrase "which approximates current value" with the phrase "which the Board of Trustees has determined constitutes fair value."

Response:
The fourth bullet of the second paragraph has been revised to state, consistent with the valuation policies of the Trust approved by its Board of Trustees, that "short-term obligations (debt securities that mature in less than sixty (60) days) are generally valued at amortized cost."  The Board has approved the Fund's valuation and pricing policies from which this statement is derived.

Buying or Selling Shares Through Financial Intermediaries

Comment 30:
Clarify whether all financial intermediaries through whom an investor may purchase or redeem Fund shares will constitute authorized financial intermediaries.  In the alternative, disclose how an investor will be able to determine whether a financial intermediary is authorized, as well as the consequences of purchasing or redeeming shares through an unauthorized intermediary.

Response:
Fund shares may be purchased only through authorized financial intermediaries, which are those intermediaries that have entered into an agreement with the Fund or its agents and are authorized to accept orders for the purchase or sale of Fund shares. The disclosure currently states that the Fund has authorized certain broker-dealers and other financial intermediaries to accept purchase and redemption orders on the Fund's behalf.  An investor may contact the Fund or an intermediary to obtain information regarding the status of the intermediary as an authorized intermediary of the Fund.  Unauthorized intermediaries may not accept orders for the purchase or sale of Fund shares.

Policies Concerning Frequent Purchases and Redemptions

Comment 31:	Specify how the Fund defines frequent trading. If the Fund does not use a quantitative definition, then also disclose that it is a subjective determination and describe any associated risks.

Response:	The disclosure has been revised in response to this comment.

Comment 32:	In the first sentence of the penultimate paragraph, clarify to which policy the phrase "this policy" is referring.

Response:	The disclosure has been revised to refer to the Frequent Trading Policy.

Statement of Additional Information

Investment Restrictions

Fundamental Investment Restrictions of the Fund

Comment 33:	In the first sentence, insert the phrase "except with respect to the Fund's restriction on borrowing" before the phrase "later changes." Also delete the phrase "to attempt."

Response:	The sentence has been revised in response to this comment.

Comment 34:	Add the phrase "of group of industries" to the end of the first sentence of the Fund's second enumerated fundamental policy.

Response:	The sentence has been revised in response to this comment.

Comment 35:
Expand the disclosure to briefly highlight what is currently permitted under the "1940 Act" and under the "1940 Act and the rules promulgated thereunder" in the context of the third and fifth enumerated fundamental policy, respectively.

Response:	Disclosure has been added to the SAI in response to this comment.

Comment 36:
Add a non-fundamental investment restriction clarifying that, in connection with any borrowing, the Fund will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness more than one-third of the Fund's assets.

Response:	The disclosure has been revised in response to this comment.

Additional Investment Strategies, Investment Techniques and Risks

Comment 37:
Clarify whether the Fund may engage in reverse repurchase agreements, repurchase agreements, and/or in securities lending transactions.  If it may, then also highlight their risks and characteristics, as well as Fund guidelines and policies, including the maximum percentage of the Fund's assets that may be devoted to such transactions.

Response:	The Fund's investment strategies do not include engaging in reverse purchase agreements, repurchase agreements and/or in securities lending transactions.

Management of the Fund

Comment 38:
At the time the registration statement was originally filed Christopher J. Guptill was the sole initial trustee of the Trust. Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the ICA.  In this regard, for each Trustee, provide disclosure that briefly discusses the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a Trustee for the Fund.  See Item 17(b)(10) of Form N-lA.

Response:	The disclosure has been revised in response to this comment. See "MANAGEMENT OF THE FUND – Qualification of the Trustees."

Distributor

Comment 39:	Is the statement contained in the last sentence, indicating that no fee is charged by the Distributor for distribution services, consistent with the Fund's fee table presentation?

Response:
The Board of Trustees has adopted a plan pursuant to Rule 12b-1 for Investor Class shares of the Fund. The disclosure has been revised to state that the Distributor may receive payments in accordance with this plan.

Description of the Trust

Comment 40:	Include a statement in the second paragraph indicating whether the shares of the Fund will, when issued, be legally issued, in addition to being fully paid and non-assessable.

Response:	A statement that shares of the Fund will, when issued, be validly issued, in addition to being fully paid and non-assessable has been included in response to this comment.

Financial Statements

Comment 41:	Include the Trust's audited financial statements and file its auditors' consent in a pre-effective amendment to the registration statement.

Response:	The financial statements and consent have been included in Pre-Effective Amendment No. 2 to the Registration Statement.

Closing

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Trust has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

*           *           *

The Trust has authorized me to convey to you that the Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Trust may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (212) 574-1598 or Paul M. Miller at (202) 737-8833.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer